Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by Persons Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 11 February 2010 of the following transactions by PDMRs:

On 10 February 2010, Trevor Bond acquired 282,775 ordinary shares in the capital of the Company under the Company’s Executive Share Option Schemes at an aggregate price of £4.79 per share. All shares were disposed of on the same day at an aggregate price of £8.46 per share.

On 11 February 2010, Trevor Bond acquired 842 ordinary shares in the capital of the Company under the Company’s all-employee Savings Related Share Option Scheme at a price of £3.92 per share.

On 10 February 2010, Chris Van Steenbergen acquired 166,073 ordinary shares in the capital of the Company under the Company’s Executive Share Option Schemes at an aggregate price of £4.76 per share. All shares were disposed of on the same day at a price of £8.46 per share.

On 10 February 2010, David Macnair acquired 234,074 ordinary shares in the capital of the Company under the Company’s Executive Share Option Schemes at an aggregate price of £5.19 per share. All shares were disposed of on the same day at a price of £8.47 per share.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

11 February 2010